UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
--------------------

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

            November 30, 2016
Date of Report
(Date of earliest event reported)

Access National Corporation
(Exact name of registrant as specified in its charter)

Virginia	000-49929	82-0545425
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

           1800 Robert Fulton Drive, Suite 300, Reston, VA  20191
(Address of principal executive offices) (Zip Code)

                                (703) 871-2100
(Registrant's telephone number, including area code)

____________________________n/a_______________________
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

        ☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

        ☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

        ☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

        ☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.     Other Events.

Access National Corporation, Inc. ("Access") has updated its presentation materials to be used in meetings with shareholders and the investment community.  The updated materials are attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information About the Proposed Transaction and Where to Find It

As previously announced, Access and Middleburg Financial Corporation ("Middleburg") have entered into an Agreement and Plan of Reorganization (the "Merger Agreement") pursuant to which Middleburg will merge with and into Access (the "Merger").  Access will be the surviving corporation in the Merger.

Investors are urged to review carefully and consider all public filings by Access and Middleburg with the Securities and Exchange Commission (the "SEC"), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K.  The documents filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.  The documents filed by Access with the SEC may also be obtained free of charge at Access's website at www.accessnationalbank.com or by requesting them in writing to Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, VA  20191, Attention: Investor Relations.  The documents filed by Middleburg with the SEC may also be obtained free of charge at Middleburg's website at www.middleburgbank.com or by requesting them in writing to Middleburg Financial Corporation, 111 West Washington Street, Middleburg, Virginia 20117, Attention: Investor Relations.

In connection with the proposed transaction, Access intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Access and Middleburg and a prospectus of Access.  A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals.  Before making any voting or investment decision, investors and security holders of Access and Middleburg are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction.  Information in this report is not a substitute for the registration statement or the joint proxy statement/prospectus.  Free copies of these documents may be obtained as described above.

Access, Middleburg and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Access and Middleburg shareholders in connection with the proposed transaction.  Information about the directors and officers of Access and their ownership of Access common stock is set forth in the definitive proxy statement for Access's 2016 annual meeting of shareholders, as previously filed with the SEC on April 18, 2016.  Information about the directors and officers of Middleburg and their ownership of Middleburg common stock is set forth in the definitive proxy statement for Middleburg's 2016 annual meeting of shareholders, as previously filed with the SEC on April 12, 2016.  Investors may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.  Free copies of these documents may be obtained as described above.

Forward-Looking Statements

The information presented herein contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Access's and Middleburg's expectations or predictions of future financial or business performance or conditions.  Forward-looking statements may be identified by words such as "may," "could," "will," "expect," "believe," "anticipate," "forecast," "intend," "plan," "prospects," "estimate," "potential," or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time.  Forward-looking statements in this report (including in the exhibits hereto) may include, but are not limited to, statements about project impacts of and financial results generated by the transaction.  Forward-looking statements speak only as of the date they are made and Access and Middleburg assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Access's and Middleburg's reports filed with the SEC and those identified elsewhere in this report, the following factors, among others, could cause actual results to differ materially from the results expressed in or implied by forward-looking statements and historical performance: ability to obtain regulatory approvals and meet other closing conditions to the transaction; delays in closing the transaction; changes in asset quality and credit risk; changes in interest rates and capital markets; the introduction, timing and success of business initiatives; competitive conditions; and the inability to recognize cost savings or revenues or to implement integration plans associated with the transaction.  Annualized, pro forma, projected, and estimated numbers are used for illustrative purposes only, may not reflect actual results and may not be relied upon.
Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description
99.1	Investor presentation materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION
(Registrant)

Date: November 30, 2016	By:	/s/ Michael W. Clarke
	Name:	Michael W. Clarke
	Title:	President & Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Investor presentation materials